UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Notification of PDMRs' Interests

Below are details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP") at a price of 1171.514 pence per share, on the London Stock Exchange on 12 September 2014 and notified to the Company on 16 September 2014:-

Name of PDMR	No. of Shares Purchased	Percentage of Issued Stock	Total Holding Following Notification	Total Percentage Following Notification
Roderick Bristow	1,188	0.00014%	84,311	0.01028%
Luke Swanson	3,076	0.00038%	244,935	0.02988%

This notification is made in accordance with DTR 3.1.4R.

PEARSON plc

Date: 16 September 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary